 Exhibit 99.1

Mandatory notification of trade

On 11 May 2016 Framar AS (Framar) and Profond AS (Profond), two companies owned by Marine Harvest ASA's Chairman Ole-Eirik Lerøy, sold in total 1,122,000 shares in Marine Harvest. Framar sold 1,000,000 shares in Marine Harvest at a price of NOK 129.90 per share and Profond sold 122,000 shares in Marine Harvest at a price of NOK 129.90 per share. Subsequent to these transactions Ole-Eirik Lerøy and his affiliates hold 2,100,000 shares in Marine Harvest corresponding to 0.47% of the issued share capital.

On 11 May 2016 Alf-Helge Aarskog, CEO in Marine Harvest ASA, sold 100,000 shares in Marine Harvest at a price of NOK 131.11 per share. Subsequent to this transaction Alf-Helge Aarskog holds the following shares and unexercised options in Marine Harvest:

Shares	Option allotments
	2013	2014	2015	Total
38 570	615 006	545 152	518 373	1 678 531

This information is subject to the disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.